UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                           SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO.__)*

                   D & K Healthcare Resources Inc.
__________________________________________________________________
                         (Name of Issuer)

                              Common
__________________________________________________________________
                    (Title of Class of Securities)

                            232861104
                  _______________________________
                          (CUSIP Number)


                         April 30, 1999
_________________________________________________________________
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 6 Pages

CUSIP No.  232861104
__________________________________________________________________
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Massachusetts Mutual Life Insurance Company
          04-1590850
__________________________________________________________________
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                  (A)  _______
                  (B)  __x____
__________________________________________________________________
3.       SEC USE ONLY

__________________________________________________________________
4.       CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
__________________________________________________________________
                  5.   SOLE VOTING POWER
NUMBER OF
   SHARES              258,739 Common Shares
____________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER
   OWNED BY
   EACH                Not applicable
____________________________________________________
REPORTING         7.   SOLE DISPOSITIVE POWER
   PERSON
   WITH                258,739 Common Shares
____________________________________________________
                  8.   SHARED DISPOSITIVE POWER

                       Not applicable
__________________________________________________________________
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                      258,739 Common Shares
__________________________________________________________________
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES *

                       Not Applicable
__________________________________________________________________
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.7%
__________________________________________________________________
12.       TYPE OF REPORTING PERSON

         IC  (Insurance Company)
__________________________________________________________________

                       Page 2 of 6 Pages

CUSIP No. 232861104
__________________________________________________________________
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MassMutual Corporate Investors
          04-2483041
__________________________________________________________________
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                      (A)  _______
                      (B)  __x____
__________________________________________________________________
3.        SEC USE ONLY
__________________________________________________________________
4.        CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
__________________________________________________________________
                  5.  SOLE VOTING POWER
NUMBER OF
   SHARES             258,739 Common Shares
____________________________________________________
BENEFICIALLY      6.  SHARED VOTING POWER
   OWNED BY
   EACH               Not Applicable
____________________________________________________
REPORTING         7.  SOLE DISPOSITIVE POWER
   PERSON
   WITH               258,739 Common Shares
____________________________________________________
                  8.  SHARED DISPOSITIVE POWER

                      Not Applicable
__________________________________________________________________
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          258,739 Common Shares
__________________________________________________________________
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES *

          Not Applicable
__________________________________________________________________
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.7%
__________________________________________________________________
12.       TYPE OF REPORTING PERSON

          IV (Investment Company)
__________________________________________________________________

                        Page 3 of 6 Pages

ITEM 1(a).  Name of Issuer: D & K Healthcare Resources, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            8000 Maryland Ave
            Suite 920
            St. Louis, MO 63105

ITEM 2(a).  Name of Person Filing:

            This statement is filed on behalf of Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors which together may be regarded as a group for the purpose of this statement. This statement is signed on behalf of both the aforementioned parties, and therefore, it does not include a separate agreement providing for a joint filing.

ITEM 2(b).  Address of Principal Business Office:

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            1295 State Street
            Springfield, Massachusetts  01111

            MASSMUTUAL CORPORATE INVESTORS
            1295 State Street
            Springfield, Massachusetts  01111

ITEM 2(c).  Citizenship

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY is organized under the laws of the Commonwealth of Massachusetts.

            MASSMUTUAL CORPORATE INVESTORS is
            organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d).  Title of Class of Securities:  Common Stock

ITEM 2(e).  CUSIP NUMBER: 232861104

ITEM 3. This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in Section
            3(a)(19) and MassMutual Corporate Investors, an investment company registered under Section 8 of the Investment
            Company Act of 1940, which together may be regarded as a group pursuant to Rule
            13d-1(b) (ii) (H).

                        Page 4 of 6 Pages

ITEM 4.     Ownership:

            (a)  Amount Beneficially Owned: 517,479 common shares

                Massachusetts Mutual Life Insurance Company and
                MassMutual Corporate Investors own respectively
                258,739 and 258,739 shares of common stock.

                The filing of this statement shall not be construed as an admission that Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors are for the purposes of sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any common stock of the issuer.

            (b) Percent of Class: 13.4%

            (c)  Powers:

            Massachusetts Mutual Life Insurance Company and
            MassMutual Corporate Investors have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 258,739 and 258,739 shares common stock, respectively.

ITEM 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable

ITEM 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company:

            Note Applicable

ITEM 8. Identification and Classification of Members of the Group:

            Not Applicable

ITEM 9.     Notice of Dissolution of the Group:

            Not Applicable

                           Page 5 of 6 Pages

ITEM 10.    Certification:

            By signing below, MASSACHUSETTS MUTUAL LIFE
            INSURANCE COMPANY and MASSMUTUAL CORPORATE
            INVESTORS certify to the best of their
            knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of their knowledge and belief, MASSACHUSETTS MUTUTAL LIFE
            INSURANCE COMPANY and MASSMUTUAL CORPORATE INVESTORS certify that the information set forth in this statement is true, complete and correct.


 May 10, 1999                             May 10, 1999
    Date                                     Date

MASSACHUSETTS MUTUAL               MASSMUTUAL CORPORATE INVESTORS
LIFE INSURANCE COMPANY


By:  /signature/                   By:  /signature/

Charles McCobb Jr.                 Charles McCobb Jr.
Managing Director                  Managing Director

                       Page 6 of 6 Pages